MARKWEST ENERGY PARTNERS, L.P.

1515 Arapahoe Street

Tower 1, Suite 1600

Denver, Colorado 80202

November 18, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:                             MarkWest Energy Partners, L.P.

Registration Statement on Form S-3

Filed October 10, 2014

File No. 333-199280

Dear Mr. Schwall:

On behalf of MarkWest Energy Partners, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 2:00 p.m., Washington, D.C. time, on November 19, 2014, or as soon thereafter as practicable.  As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

MARKWEST ENERGY PARTNERS, L.P.

By: MARKWEST ENERGY GP, L.L.C., its general partner

By:	/s/ Nancy K. Buese
Name:	Nancy K. Buese
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Acceleration Request